UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

Unaudited Pro Forma Revised Condensed Consolidated Financial Information

The following unaudited pro forma revised condensed consolidated financial information related of Grupo Televisa, S.A.B. and related notes thereto are filed as Exhibit 99.1 to this report on Form 6-K and are incorporated herein by reference:

•	Unaudited Pro Forma Revised Condensed Consolidated Statements of Income for the Years Ended December 31, 2019, 2020 and 2021; and

•	Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2021.

Exhibits

99.1	Unaudited Pro Forma Revised Condensed Consolidated Financial Information for the Years Ended December 31, 2019, 2020 and 2021 and as of December 31, 2021.

Grupo Televisa, S.A.B. hereby designates this report on Form 6-K, including Exhibit 99.1 hereto, as being incorporated by reference into the Offer to Purchase dated July 27, 2022, relating to its offer to purchase for cash a maximum aggregate principal amount of up to US$300,000,000 of its (i) 5.000% Notes due 2045, (ii) 6.625% Notes due 2025 and (iii) 5.250% Notes due 2049.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: August 3, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel